A2Z Smart Technologies Upgrades to OTCQB

Improves Visibility to U.S. Investors

Yavne, Israel – Accesswire - August 4, 2020 – A2Z Smart Technologies, Inc. (TSXV: AZ) (OTCQB: AAZZF) (FSE: A23) ("A2Z" or the "Company"), an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce that it has qualified to trade on the OTC Markets Group Inc.'s OTCQB® Venture Market under the symbol "AAZZF" — effective August 3, 2020 at the open of trading.

The OTCQB Venture Market is a premier market for entrepreneurial and development stage U.S. and international companies that are committed to providing investors high-quality trading and improved market visibility to enhance trading liquidity. To be eligible, companies must be current in their financial reporting, pass a minimum bid price test and undergo an annual company verification and management certification process. The OTCQB quality standards provide a baseline for financial transparency and provide more comprehensive compliance requirements.

The Securities and Exchange Commission (SEC) recognizes the OTCQB as an established public market for determining the public market price. This allows broker dealers and their customers to more easily trade stocks.

"OTCQB is a significant milestone for A2Z Smart Technologies," said Bentsur Joseph, A2Z's CEO, and continued, "Graduating to the OTCQB is evidence of our team's combined efforts toward increasing value for investors and strengthening the Company's future."

About OTC Markets Group Inc.

OTC Markets Group Inc. (OTCQX: OTCM) operates the OTCQX® Best Market, the OTCQB® Venture Market and the Pink® Open Market for 10,000 U.S. and global securities. Through OTC Link® ATS and OTC Link ECN, the company connects a diverse network of broker-dealers that provide liquidity and execution services. They enable investors to easily trade through the broker of their choice and empower companies to improve the quality of information available for investors. To learn more about how OTC markets Group Inc. creates better informed and more efficient markets, visit

www.otcmarkets.com. OTC Link ATS and OTC Link ECN are SEC regulated ATSs, operated by OTC Link LLC, member FINRA/SIPC.

About A2Z Smart Technologies, Inc.
A2Z Smart Technologies, Inc. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

For additional information, please visit: https://a2zas.com

Twitter: @A@Z_Advanced

On Behalf of the Board,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.

Corporate Contact:
Gadi Levin
+972-8-932-4333
gadi@a2zas.com

Investors:

ClearThink
nyc@clearthink.capital